EXHIBIT 99.2

Exhibit 99.2 sets forth the executive officers and the members of the board of directors of Public Sector Pension Investment Board.

Name	Business Address	Present Principal Occupation	Citizenship
Deborah K. Orida	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	President and Chief Executive Officer	Canadian
Arun Bajaj	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President, Chief People and Corporate Development Officer	Canadian and British
Mélanie Bernier	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President and Chief Legal Officer	Canadian
Alison Breen	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Managing Director, Head of Legal (Americas) and Corporate Secretary	Canadian
Patrick Charbonneau	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President and Chief Investment Officer	Canadian and British
Oliver Duff	PSP Investments 10 Bressenden Place 8th floor London, United Kingdom SW1E 5DH	Senior Vice President and Global Head of Credit Investments	British
Simon Marc	PSP Investments 10 Bressenden Place 8th floor London, United Kingdom SW1E 5DH	Senior Vice President and Global Head of Private Equity Investments	French and British
David Ouellet	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President and Chief Technology, Data and Operations Officer	Canadian
Alexandre Roy	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President and Chief Risk Officer	Canadian
Caroline Vermette	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Senior Vice President and Chief Financial Officer	Canadian
Maryse Bertrand	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Gregory Chrispin	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
David C. Court	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Christopher Fowler	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
M. Marianne Harris	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Miranda C. Hubbs	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Susan Kudzman	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian

Katherine Lee	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Helen Mallovy Hicks	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian
Maurice Tulloch	PSP Investments 1250 René-Lévesque Boulevard West, Suite 1400 Montréal, Québec, Canada H3B 5E9	Director	Canadian